COMMENTS RECEIVED ON NOVEMBER 16, 2015

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity International Equity Central Fund

AMENDMENT NO. 39

FIDELITY OXFORD STREET TRUST II (File No. 811-22893)

Fidelity Commodity Strategy Central Fund

AMENDMENT NO. 5

1. All funds

"Fund Summary" (Part A of the Registration Statements)

"Portfolio Manager(s)"

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of each fund.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

2. Fidelity International Equity Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff questions whether the fund will use derivatives to meet the 80% test.

R: Although we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the fund does not intend to count derivatives for purposes of its 80% policy.

3. All funds

"Additional Information about the Purchase and Sale of Shares" (Part A of the Registration Statements)

"Buying Shares"

(From Fidelity International Equity Central Fund)
Shares are offered only to certain other Fidelity funds. Shares of the fund are issued solely in private placement transactions that do not involve any "public offering" within the meaning of Section 4(a)(2) of the Securities Act of 1933 (1933 Act). Investments in the fund may be made only by a limited number of institutional investors, including certain other Fidelity funds and certain other "accredited investors" within the meaning of Regulation D under the 1933 Act. Each shareholder is deemed to agree to, and be bound by, the terms of Fidelity Central Investment Portfolios LLC's limited liability company agreement. This registration statement does not constitute an offer to sell, or the solicitation of an offer to buy, any shares of the fund.

C: The Staff asserts that the disclosure regarding to whom shares of each fund are offered is inconsistent.

R: The first sentence will be revised as follows: "Shares are offered only to a limited number of institutional investors."

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 39; Fidelity Oxford Street Trust II (File No. 811-22893), Amendment No. 5

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4. All funds

"Investment Policies and Limitations" (Part B of the Registration Statements)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. In addition, the Staff requests that we disclose that when a fund is a protection buyer in a default credit swap, it will segregate assets equal to the total amount of required premium payments plus prepayment penalties.

R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. In addition, we confirm that, if a fund is a protection buyer in a credit default swap, it would expect at this time to segregate assets at least equal to the total amount of required premium payments, plus any prepayment penalties. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

5. All funds

"Directors and Officers (Trustees and Officers)" (Part B of the Registration Statements)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment No. 39; Fidelity Oxford Street Trust II (File No. 811-22893), Amendment No. 5

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6. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.